FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 9, 2006
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                  EXHIBIT INDEX


   Exhibit         Date                    Description of Exhibit
   -------         ----                    ----------------------

    1         2006/06/09     IIJ Discloses the Additional Items for the Notes to
                             the Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006 under Accounting
                             Principles Generally Accepted in the United States

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Internet Initiative Japan Inc.




Date:  June 9, 2006               /s/ Koichi Suzuki
                                  ----------------------------------------------
                                  Koichi Suzuki
                                  President, Chief Executive Officer and
                                  Representative Director

EXHIBIT 1
---------

(English translation)

                                                                    June 9, 2006

                        Company name      Internet Initiative Japan Inc.
                        Representative    Koichi Suzuki
                                          President and Representative Director
                                          (Stock code number: 3774 TSE Mothers)
                        Contact           Akihisa Watai, Director and CFO
                                          (TEL. 03-5259-6500)


 IIJ Discloses the Additional Items for the Notes to the Consolidated Financial
 ------------------------------------------------------------------------------
           Statements for the Fiscal Year Ended March 31, 2006 under
           ---------------------------------------------------------
         Accounting Principles Generally Accepted in the United States
         -------------------------------------------------------------


IIJ discloses the additional items for the notes to the consolidated financial statements under accounting principles generally accepted in the Unites States ("U.S. GAAP") that were announced on May 10, 2006, in accordance with the disclosure rules defined by the Tokyo Stock Exchange.

Items to be additionally disclosed:
Income taxes
Retirement and pension plans

1. INCOME TAXES (Unaudited)
   Net deferred income tax assets and liabilities reflected on the consolidated balance sheets as of March 31, 2005 and 2006 as follows:

                                                                                            (Unit: Thousands of Yen)
----------------------------------------------------------------------------------------------------------------------
                                                                 Fiscal Year Ended March    Fiscal Year Ended March
                                                                        31, 2005                   31, 2006
----------------------------------------------------------------------------------------------------------------------
  Current Assets - Other current assets                                           26,399                     138,938
  Noncurrent Assets - Other assets                                                     -                     193,681
  Noncurrent liabilities - Other noncurrent liablities                            (7,748)                    (83,127)
                                                               -------------------------------------------------------
  Total                                                                           18,651                     249,492
----------------------------------------------------------------------------------------------------------------------

  The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2005 and 2006 was as follows:

                                                                                             (Unit: Thousands of Yen)
----------------------------------------------------------------------------------------------------------------------
                                       Fiscal Year Ended March 31, 2005         Fiscal Year Ended March 31, 2006
                                   -----------------------------------------------------------------------------------
                                          Deferred Tax          Deferred Tax        Deferred Tax        Deferred Tax
                                             Assets             Liabilities           Assets             Liabilities
----------------------------------------------------------------------------------------------------------------------
  Unrealized gains on                               -            3,580,494                   -            2,686,560
  available-for-sale securities
  Valuation of limited
  partnership investments for
  tax purpose                                       -               35,014                   -               81,020
  Capitalized leases                           74,621                    -              84,345                    -
  Accrued expenses                            185,732                    -             161,902                    -
  Retirement and pension cost                  58,885                    -              89,705                    -
  Stock issue cost                             15,548                    -              29,212                    -
  Allowance for doubtful accounts           1,461,058                    -              16,333                    -
  Depreciation                                 25,699                    -              25,070                    -
  Net loss on other investment                 92,080                    -             127,115                    -
  Operating loss carryforward               9,902,013                    -           9,602,271                    -
  Other                                       261,843               27,563             121,659               69,109
----------------------------------------------------------------------------------------------------------------------
     Total                                 12,077,479            3,643,071          10,257,612            2,836,689
----------------------------------------------------------------------------------------------------------------------
  Valuation allowance                      (8,415,757)                   -          (7,171,431)                   -
----------------------------------------------------------------------------------------------------------------------
  Total                                     3,661,722            3,643,071           3,086,181            2,836,689
----------------------------------------------------------------------------------------------------------------------

  As of March 31, 2005 and 2006, the valuation allowance for deferred tax assets has been provided at amounts which are not considered more likely than not to be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of JPY 2,224,170 thousand and JPY 1,244,326 thousand for the fiscal years ended March 31, 2005 and 2006, respectively.

  A reconciliation between the amount of reported income taxes and the amount of income taxes computed using the normal statutory rate (approximately 41.0%) for each of the fiscal year ended March 31, 2005 and 2006 is as follows:




                                                                                            (Unit: Thousands of Yen)
----------------------------------------------------------------------------------------------------------------------
                                                                  Fiscal Year Ended March       Fiscal Year Ended March
                                                                             31, 2005                     31, 2006
----------------------------------------------------------------------------------------------------------------------
  Amount computed by using normal Japanese statutory tax
  rate                                                                        1,290,888                   2,205,209
  Increase (decrease) in taxes resulting from:
   Expenses not deductible for tax purpose                                       34,820                      38,653
   Reserve for tax contingencies                                                      -                     197,753
   Inhabitant tax-per capital                                                    23,410                      25,085
   Realization of tax benefit of operating loss
   carryforwards                                                             (1,426,755)                   (439,256)
   Other change in valuation allowance                                          261,380                  (1,933,379)
   Expiration of operating loss carryforwards                                         -                     149,750
  Other--net                                                                    (83,873)                     13,545
----------------------------------------------------------------------------------------------------------------------
  Income tax expense as reported                                                 99,870                     257,360
----------------------------------------------------------------------------------------------------------------------

2. RETIREMENT AND PENSION PLANS (Unaudited)

  IIJ and certain subsidiaries have unfunded retirement benefit and noncontributory defined benefit pension plans which together cover substantially all of their employees who are not directors and also participate in a contributory multi-employer pension plan, the Japan Computer Information Service Employee's Pension Fund (the "Multi-Employer Plan"), covering substantially all of their employees.

  Approximately 70 percent of the employees' benefits from IIJ's severance indemnity plan was transferred in May 1997 to its newly established noncontributory defined benefits pension plan. The following information regarding net periodic pension cost and accrued pension cost also includes the 30 percent of severance benefits not transferred to the noncontributory plan. Under the severance and pension plans, all of IIJ's employees are entitled, upon voluntary retirement with 15 years or more service, or upon mandatory retirement at age 60, to a 10-year period of annuity payments (or lump-sum severance indemnities) based on the rate of pay at the time of retirement, length of service and certain other factors. IIJ's employees who do not meet these conditions are entitled to lump-sum severance indemnities.

  As stipulated by the Japanese Welfare Pension Insurance Law, the Multi-Employer Plan is composed of a substitutional portion of Japanese Pension Insurance and a multi-employers' portion of a contributory defined benefit pension plan. The benefits for the substitutional portion are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. The multi-employers' portion of the benefits is based on the employees' length of service. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer, including IIJ. The net pension cost under the Multi-Employer Plan is recognized when contributions become due.

  Net periodic pension cost for the fiscal years ended March 31, 2005 and 2006 included the following components:

                                                                                          (Unit: Thousands of Yen)
----------------------------------------------------------------------------------------------------------------------
                                                         Fiscal Year Ended March 31,         Fiscal Year Ended March 31,
                                                                       2005                                 2006
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
  Service cost                                                           221,132                            240,765
  Interest cost                                                           14,944                             20,524
  Expected return on plan assets                                         (13,129)                           (16,736)
  Amortization of transition obligation                                      402                                402
  Recognized net actuarial loss                                            8,262                              1,904
----------------------------------------------------------------------------------------------------------------------
  Net periodic pension cost                                              231,611                            246,859
----------------------------------------------------------------------------------------------------------------------

  The funded status as of March 31, 2005 and 2006 is as follows:

                                                                                             (Unit: Thousands of Yen)
----------------------------------------------------------------------------------------------------------------------
                                                         Fiscal Year Ended March 31,         Fiscal Year Ended March 31,
                                                                       2005                                 2006
----------------------------------------------------------------------------------------------------------------------
  Change in benefit obligation:
   Benefit obligation at beginning of year                                933,969                          1,140,240
   Service cost                                                           221,132                            240,765
   Interest cost                                                           14,944                             20,524
   Actuarial loss (gain)                                                     (558)                           (31,171)
   Benefit paid                                                           (29,247)                           (40,906)
----------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                                     1,140,240                          1,329,452
----------------------------------------------------------------------------------------------------------------------
  Change in plan assets:
   Fair value of plan assets at beginning of
   year                                                                   656,443                            796,946
   Actual return on plan assets                                            17,844                             68,185
   Employer contribution                                                  143,471                            155,191
   Benefits paid                                                          (20,812)                           (22,466)
----------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                                796,946                            997,856
----------------------------------------------------------------------------------------------------------------------
  Funded status                                                          (343,294)                          (331,596)
  Unrecognized actuarial loss                                             195,530                            111,009
  Unrecognized transition obligation                                        4,418                              4,016
----------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                                  (143,346)                          (216,571)
----------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                          635,122                            750,900
----------------------------------------------------------------------------------------------------------------------

   Amounts recognized in the consolidated balance sheets consist of accrued retirement and pension costs of JPY 143,346 thousand as of March 31, 2005, and prepaid pension costs of JPY 3,891 thousand and accrued retirement and pension costs of JPY 220,462 thousand as of March 31, 2006.

   The Company uses a March 31 measurement date for all its plans.

   Actuarial assumptions as of March 31:

----------------------------------------------------------------------------------------------------------------------
                                                                   Benefit Obligations        Net Periodic Costs
                                                                ------------------------------------------------------
                                                                     2005         2006         2005         2006
----------------------------------------------------------------------------------------------------------------------
  Discount rate                                                          1.8%        2.0%          1.6%         1.8%
  Expected long-term rate of return on plan assets                                                 2.0          2.1
  Rate of increase in compensation                                       3.4         3.4          3.25          3.4
----------------------------------------------------------------------------------------------------------------------